April 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Registration Statement on Form S-1
Filed April 1, 2025
File No. 333-286295

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 14, 2025, (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, via EDGAR, an Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Registration Statement on Form S-1 filed on April 1, 2025

Risk Factors

Our stockholders may be subject to significant dilution…, page 48

1.	We note your disclosure here that certain of your preferred shares and related party loans will convert into shares of your common stock upon consummation of this IPO. We also note your revised disclosure on page 105 describing the conversion terms of your notes and loans. To provide investors with additional context related to potential dilution, please provide an estimate of the number of shares of common stock into which your preferred shares and related party loans will convert.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 49 and 105 of Amendment No. 1 to address the Staff’s comment.

April 24, 2025 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 62

2.	You indicate that the decrease in revenues is related to the loss of a distributor in fiscal 2023. Please revise to quantify the lost revenues related to that particular distributor. In addition, please revise to further clarify what is meant by “the lost momentum in establishment of in-house sales personnel” and discuss any related trends.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 63 of Amendment No. 1 to address the Staff’s comment.

Cost of Revenues, page 63

3.	It appears that you have materially revised the cost of revenues for products and rental income for the year ended December 31, 2023. Please address the following:

●	Tell us the reasons underlying this change.

●	Based on your disclosures elsewhere in the filing, we note that the SynCardia TAH consists of the SynCardia TAH implant, an external pneumatic driver and drivelines. Please clarify whether the drivers are sold as part of the system sold. If so, clarify the nature of your maintenance obligations and confirm that your costs of products sold include such costs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that 2023 was changed for comparison purposes to the 2024 chart of accounts alignment. In 2023, our chart of accounts mapping grouped both TAH and Driver service costs (like job scrap, purchase price variance, material usage variance and inventory adjustments) and into a COGS group referred to as Manufacturing costs which were entirely presented in COGS – Product. In 2024, our Chart of Accounts was updated, and mapping corrected such that costs were aligned to segregate product and driver service costs. Based on materiality, we reclassed 2023 to present the same segregation as what is presented in 2024.

To clarify, the driver is rented to the customer when they leave the hospital with the TAH implant, thereafter maintenance obligations for the drivers are included in cost of goods sold for rentals (i.e. driver service costs).

4.	Your discussion regarding the cost of revenues appears to discuss the components of costs of revenues but does not explain the decrease in costs in fiscal 2024. Please explain what you mean by “...a $1.5 million in overhead variance for the drivers, $1.0 million overhead variance for the TAH, and $0.6 material usage variance for the TAH.” Ensure your discussion addresses why your cost of products as a percentage of sales significantly decreased from 2023 to 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 64 of Amendment No. 1 to address the Staff’s comment.

5.	Please reconcile your disclosure here which indicates that rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver and that rental revenue is “recognized when it becomes likely that we will receive payment,” with your financial statement disclosure which indicates that “rental revenue is generally recognized over time on a ratable basis over the period of usage beginning on the date that the service is made available. Rental revenue is billed at month end and typically collected within 30 days.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-12 of Amendment No. 1 to address the Staff’s comment.

April 24, 2025 Page 3

Business

Overview

Our Business, page 69

6.	We note your revised disclosure in response to prior comment 1. However, the disclosure regarding outcomes from the use of LVADs and other temporary MCS compared to the outcomes obtained with the SynCardia TAH is still included on page 69 of the prospectus. To the extent that this disclosure is not based on head-to-head clinical trial data, please remove it throughout your filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 70 of Amendment No. 1 to address the Staff’s comment.

Certain Relationships and Related Transactions, page 104

7.	You refer to “Collateral” in your revised disclosure throughout this section. Given that this appears to be a defined term, please revise your disclosure to briefly describe the relevant collateral.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 108 of Amendment No. 1 to address the Staff’s comment.

Financial Statements

Summary of Significant Accounting Policies - Segment Information, page F-15

8.

Please expand your disclosures to provide all the disclosures required by ASC 280-10-50. Ensure you address (i) your segment measure of profit or loss, (ii) the segment significant expense categories and amounts that regularly provided to the CODM and included in the reported segment profit or loss, (iii) other segment items with a qualitative description of the composition of other segment items and (iv) segment assets. See ASC 280-10-50-22, 50-25, 50-26 and 50-26A-C. See also ASC 280-10-55-15D through 15-F.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-15 of Amendment No. 1 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.